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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
MAR 05 2018
WASH, D.C.

SEC FILE NUMBER
8- 69701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CARTA SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 HARRISON STREET, SUITE 120
(No. and Street)

SAN FRANCISCO (City) **CA** (State) **94107** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDOUARD MIALHE (407)-990 4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, HENRY WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARTA SECURITIES, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRINCIPAL

Title

Notary Public

DEANNA FONG
Notary Public - California
San Francisco County
Commission # 2179829
My Comm. Expires Jan 15, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Carta Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carta Securities, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2016.
Oakland, California
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Carta Securities, LLC
(formerly known as eShares Securities, LLC)
Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets		
Cash	$	822,550
Accounts Receivable		44,225
Prepaid expenses		267
Total assets	$	867,042

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued expenses	$	53,730
Deferred revenue		37,131
Total liabilities		90,861
Member's Equity		776,181
Total liabilities and member's equity	$	867,042

The accompanying notes are integral part of these financial statements.

Carta Securities, LLC
(Formerly known as eShares Securities, LLC)
Statement of Operations
Year Ended December 31, 2017

Revenue		
Subscription income	$	33,544
Total revenue		33,544
Expenses		
Professional fees		156,940
Administrative personnel and general consulting services		105,000
Regulatory fees		49,224
Occupancy		24,000
Other expenses		20,952
Total expense		356,116
Net Loss	$	(322,572)

The accompanying notes are integral part of these financial statements.

Carta Securities, LLC
(Formerly known as eShares Securities, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2017

Member's Equity, beginning of year	$	279,754
Member's contributions		818,999
Net loss		(322,572)
Member's Equity, end of year	$	776,181

The accompanying notes are integral part of these financial statements.

Carta Securities, LLC
(Formerly known as eShares Securities, LLC)
Statement of Cash Flows
Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net loss	$	(322,572)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Reclassification of intercompany payable to capital contribution		129,000
Receivable from member		-
Accounts receivable		(44,225)
Prepaid expenses		4,017
Accrued expenses		47,930
Deferred revenue		37,131
Net cash used in operating activities		(148,719)
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member's contributions		750,000
Net cash provided by financing activities		750,000
Net Increase in Cash		601,281
Cash, beginning of year		221,269
Cash, end of year	$	822,550

Supplemental Disclosure of Cash Flow Information:

Cash paid for income taxes	$	-
Cash paid for interest	$	-

Supplemental Discloseure of Non-cash Transactions:

During the year ended December 31, 2017, the Parent forgave a total of $129,000 in reimbursements due from the Company. The amount was recognized as a capital contribution.

The accompanying notes are integral part of these financial statements.

1. Nature of Business

Carta Securities, LLC ("the Company") was incorporated in Delaware as a limited liability company in May 2015. The Company is owned by its sole member, eShares, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of private placement and custodian services. The Company's headquarters and principal place of business is in San Francisco, California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's trading operations has not commenced as of December 31, 2017.

2. Significant Accounting Policies

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash:

Cash includes money held in a checking account at December 31, 2017.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of cash. The Company maintained cash primarily at one financial institution in 2017. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances are in excess of amounts that are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these deposits since inception.

2. Significant Accounting Policies (continued)

Income Taxes:

The Company is not a tax-paying entity for federal income tax purposes and, thus, no federal income tax expense has been recorded in the financial statements. Members are taxed individually on their share of Company earnings. Company earnings are distributed to members according to the percentage of ownership after allowing for future cash needs.

The Company is a registered limited liability company within the State of Delaware and is registered to do business in the State of California. Under California law, a limited liability company must pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception (2015, 2016 and 2017).

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital of not less than 2% of aggregate debit items from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate debit change day today, but on December 31, 2017, the Company's net capital was $ 731,688, which was $ $481,688 in excess of its minimum requirement of $250,000.

4. Securities Exchange Commission Rule 15c3-3

The Company holds customer securities for its customers. Therefore, the Company is not exempt from SEC Rule 15c3-3 under the (k)(2)(i) exemption.

5. Member's Equity and Common Control

The existence of common control could result in operating results or the financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

6. Related Party

The Company and its Parent share personnel, administrative expenses, and office spaces. All costs incurred for such shares expenses are paid by the Parent and reimbursed by the Company in accordance with and expenses sharing agreement. For the year ended December 31, 2017, the Parent forgave a total of $129,000 in reimbursements due from the Company. The amount was recognized as a capital contribution.

It is possible that the terms of certain related party transaction are not the same as those that would result from the transaction resulting among wholly unrelated third party.

7. Recently issued Accounting standards

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, is any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements as a whole.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contract that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

9. Subsequent Events

Subsequent events have been evaluated through the date of the independent auditors' report, which is the date the financial statements were approved by the Company and available to be issued. Additional items requiring disclosure in the financial statements have been identified.

Pursuant to a clearing agreement with RBC Correspondent Services signed November 16, 2017, the Company deposited $250,000 into a Clearing Deposit account on January 10, 2018.

Carta Securities, LLC
(Formerly known as eShares Securities, LLC)
Schedule I - Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities And Exchange Commission
December 31, 2017

Computation of net Capital

Net Capital, member's equity	$	776,181
Less Non-allowable assets		
Accounts receivable		44,225
Prepaids		267
Net capital before haircuts		731,689
Haircuts		
Security positions		-
Net capital, net of haircuts		731,689
Computation of net capital requirements		
Minimum net capital requirements		
2 percent of combined aggregate debit items of $0		-
Minimum dollar Net Capital Required		250,000
Net capital required (Greater of above)		250,000
Excess Net Capital	$	481,689
Percentage of Aggregate Indebtness to Net Capital		0%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 As of December 31, 2017)

Net capital, as reported in the Company's Part IIA FOCUS Report	$	743,976
Other audit adjustments, net		(12,287)
Net Capital per above	$	731,689

See report of independent registered public accounting firm.

SCHEDULE II

2018-01-18 02:10PM EST
Status: Accepted

BROKER OR DEALER
CARTA SECURITIES, LLC

as of 12/31/17

FORMULA FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS OF BROKERS AND DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (See Note A)	$ 0	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (See Note C)		4360		
4. Customers' securities failed to receive (See Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 0	4430

DEBIT BALANCES

Item		Code		Code
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (See Note E)	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (See Note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(a)(1)(ii))			( )	4471
20. ** TOTAL 15c3-3 DEBITS				4472

RESERVE COMPUTATION

Item		Code		Code
21. Excess of total debits over total credits (line 20 less line 11)			$ 0	4480
22. Excess of total credits over total debits (line 11 less line 20)			0	4490
23. If computation is made monthly as permitted, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$	4505		4510
25. Amount of deposit (or withdrawal) including value of qualified securities	$	4515		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	$	4525	$	4530
27. Date of deposit (MMDDYY)				4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ 4332 Weekly X 4333 Monthly ______ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

2018-01-18 02:10PM EST
Status: Accepted

SCHEDULE III

BROKER OR DEALER
CARTA SECURITIES, LLC as of 12/31/17

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
______ [4335] ______ [4570]

D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B. .... $ 0 [4586]
   A. Number of items .... 0 [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... ______ [4588]
   A. Number of items .... $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes X [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Carta Securities, LLC
Report on Compliance Provisions
Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined Carta Securities, LLC's statements, included in the accompanying Assertions Regarding Compliance, that (1) Carta Securities, LLC's internal control over compliance was effective during the most recent fiscal period beginning January 1, 2017 and ending December 31, 2017; (2) Carta Securities, LLC's internal control over compliance was effective as of December 31, 2017; (3) Carta Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that Carta Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Carta Securities, LLC's books and records. Carta Securities, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Carta Securities, LLC's with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2*340 of the Financial Industry Regulatory Authority* that requires account statements to be sent to the customers of Carta Securities, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Carta Securities, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Carta Securities, LLC's internal control over compliance was effective as of and during the most recent fiscal period beginning January 1, 2017 and ending December 31, 2017; Carta Securities, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from Carta Securities, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Carta Securities, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Carta Securities, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Carta Securities, LLC's statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 28, 2018

carta
SECURITIES, LLC

Compliance Report

Carta Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2017;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended through December 31, 2017;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

[signature]

Officer Signature

Henry Ward, Principal

Officer Name and Title

02/28/2018

Date of Auditor's Report

Carta Securities, LLC

(formerly known as eShares Securities, LLC)

Financial Statements

Report Pursuant to Rule 15a-5(d)

December 31, 2017